Studsvik®

2004-02-23

Studsvik AB (publ) – Interim Report, January-December 2003

- **Net sales for the Group rose by 11 per cent and amounted to SEK 1,113.8 million (1,002.3).**
- **Profit before tax improved substantially and amounted to SEK 52.3 million (-1.1).**
- **Earnings per share after tax amounted to SEK 3.93 (-1.06).**
- **Liquidity was substantially reinforced and amounted to SEK 299.9 million on December 31.**
- **In January 2004, SKI approved the application for a license to operate Studsvik's two reactors for a further 10 years.**

Net Sales

Net sales amounted to SEK 1,113.8 million (1,002.3), an increase of about 11 per cent. Net sales are mainly sensitive to variations in USD and EUR rates of exchange, primarily in connection with the translation of the income statements of foreign subsidiaries. Foreign exchange effects from translation had a negative impact of about SEK 48.8 million on net sales.

Sales abroad amounted to 69 (70) per cent of net sales.

Profit

Operating profit amounted to SEK 61.4 million (2.8), which is an improvement in profit that is in line with the forecasts made during the year. The improvement is primarily attributable to the operations at Erwin and to the business in two SBUs, Service and Maintenance as well as Decommissioning. Foreign exchange effects, excluding the effects from hedging, had a negative impact on operating profit of about SEK 3.1 million. Operating profit for the fourth quarter amounted to SEK 8.9 million (16.5).

Profit before tax amounted to SEK 52.3 million (-1.1), and for the fourth quarter to SEK 6.2 million (11.9).

Strategic Business Units

From 2004, the Group's strategic business units (SBUs), which are also the primary market segments, have been redefined and increased to six units instead of four. The aim is to better describe the business in terms of market segments and to describe how operational control of the Group is achieved and how strategic decisions and priorities are made. The financial performance of the Group's SBUs is reported here in accordance with the structure that applied in 2003 as well as in accordance with the structure that applies from

2004. The comments on the performance of the SBUs are presented in accordance with the new structure.

Operating Efficiency and Safety

This SBU provides products and services relating to nuclear power plant operation, including testing and investigation of nuclear fuel and materials, in-core fuel management codes and consulting within safety assessment. The main markets are Europe, Asia and the USA.

Net sales for the SBU amounted to SEK 226.3 million (244.3). During the fourth quarter, net sales amounted to SEK 71.7 million (80.2). Operating profit amounted to SEK 27.0 million (22.5). Operating profit for the fourth quarter amounted to SEK 13.9 million (12.2).

General market conditions for reactor and laboratory services improved at the end of the year. The plan of action that was launched in 2002 to improve operational quality and efficiency is progressing as planned. The in-core fuel management business continued to show a good profitability and new codes were introduced with considerable success during the year. The USD is the dominant foreign currency within the SBU. However, the balance between expenditure and revenues in USD meant that the declining USD rate only had a marginal impact on profit.

Service and Maintenance

This SBU provides decontamination, health physics services, dosimetry services, chemical cleaning, mechanical services and process cleaning. Customers are from the nuclear power, process and manufacturing industries. Nuclear power plants are the largest customer segment.

Net sales for the SBU amounted to SEK 375.9 million (335.3). During the fourth quarter, net sales amounted to SEK 87.0 million (78.2). Operating profit amounted to SEK 21.2 million (9.0). Operating profit for the fourth quarter amounted to SEK -6.2 million (-1.3).

In 2003, a high number of refueling and maintenance outage days was reported both in the Swedish and the German nuclear power plants, which resulted in a high capacity utilization for the SBU. All of the units in the SBU reported growth and improved profitability. The shareholding in the associated company, MSI, Marieholm Stensand Industrirengöring AB, which targets the automotive industry in Sweden and Beligium, was sold to Skanska MIAB. Of the purchase sum of SEK 6.0 million, SEK 1.5 million is reported as net sales and SEK 4.5 million as a share in the profits of associated companies. The SBU's main foreign currency exposure comes from the EUR. The rate of exchange has been stable and foreign exchange effects on net sales and operating profit are marginal.

Waste Treatment

This SBU treats low and intermediate-level nuclear waste in its own facilities in Sweden and the USA. Nuclear power plants are the largest customer segment and other customers include fuel vendors, the health care sector and research institutes.

Net sales for the SBU amounted to SEK 295.5 million (294.5). During the fourth quarter, net sales amounted to SEK 76.1 million (89.2). Operating profit amounted to SEK 42.5 million (7.9). Operating profit for the fourth quarter amounted to SEK 10.8 million (11.5).

Capacity utilization at the Group's waste treatment facilities was high and the price level stable. Availability was also high. In 2003, production in the Erwin facility increased by 12 per cent, compared to the previous year. Both the Swedish and US operations contributed to the improved profit. Foreign exchange effects, excluding the effects of hedging, had an impact on net sales and operating profit amounting to SEK -38.6 million and SEK -2.7 million respectively, compared to the previous year.

Decommissioning

This SBU has 20 years of experience in decommissioning nuclear facilities. For each project, the SBU provides customized solutions that include preparatory studies, project planning, project management and implementation.

Net sales for the SBU amounted to SEK 156.1 million (76.8). During the fourth quarter, net sales amounted to SEK 37.4 million (18.0). Operating profit amounted to SEK 20.8 million (4.9). Operating profit for the fourth quarter amounted to SEK 7.7 million (-0.1).

Business continued to grow organically and through acquisitions. On April 1, the German group, IFM, Industrieanlagen Fritz & Marx, was acquired. The acquisition provides valuable complementary competence to the SBU. IFM, which has considerable decommissioning experience, primarily from the Karlsruhe research center, is now the base of the SBU's operations. Since the SBU mainly operates on the German market, the main foreign currency exposure comes from the EUR. The rate of exchange has been stable and foreign exchange effects on net sales and operating profit are marginal.

Irradiation Services

This SBU produces and sells medical and industrial radioisotopes as well as neutron-doped silicon which is used in semi-conductors in the electronic industry. The SBU also makes available test positions in the R2 reactor for university research.

Net sales for the SBU amounted to SEK 74.9 million (75.0). During the fourth quarter, net sales amounted to SEK 18.1 million (20.5). Operating profit amounted to SEK 0.1 million (0.2). Operating profit for the fourth quarter amounted to SEK 0 million (0.5).

The underlying market for radioisotopes continued to develop positively although the growth in volume in the SBU was less than the market growth. Significant efforts have been put into new technology and methods to increase the production capacity for neutron-doped silicon and to enable larger silicon ingots to be irradiated and with greater precision than before. The SBU's main foreign currency exposure comes from the USD. Foreign exchange effects, excluding the effects of hedging, had an impact on net sales and operating profit amounting to SEK -4 million, compared to the previous year.

Nuclear Medicine

Together with the health care sector, this SBU develops Boron Neutron Capture Therapy (BNCT) for the treatment of brain tumors.

Net sales for the SBU amounted to SEK 1.2 million (2.1). During the fourth quarter, net sales amounted to SEK 0 million (0.6). Operating profit amounted to SEK -12.1 million (-11.5). Operating profit for the fourth quarter amounted to SEK -3.7 million (-3.8).

During the year, a phase 2 study was concluded for BNCT treatment of malignant gliom. The study confirms previous preliminary observations that BNCT is at least as effective as conventional treatments. Considerable development work has been conducted to refine the boron substance used in the treatment. In the light of the positive phase 2 study results, Studsvik is considering applying for a permit from the Swedish Medical Products Agency to conduct routine clinical treatment with BNCT. Studsvik is actively looking for partners for this business in order to develop it for new applications and to launch it on markets outside Sweden.

Significant events after balance sheet date

The license for the operation of Studsvik's two nuclear reactors must be reviewed before the license expires in June 2004. An application for an extended operating license, which is usually granted for periods of 10 years at a time, was submitted during the year. In January 2004, the Swedish Nuclear Power Inspectorate approved the application for a license to operate the reactors for 10 years. The actual operating license is granted by the Government.

Investments

Investments for the Group amounted to SEK 119.6 million (53.2), and for the fourth quarter to SEK 25.4 million (13.4). Investments for the year include SEK 22.3 (21.6) million in fuel for the R2 reactor.

Financial Position and Liquidity

Liquid assets amounted to SEK 299.9 million (120.5) which correspond to 27 per cent of net sales. During September, forward contracts in USD were converted, releasing SEK 64.7 million in liquid assets. In addition, forward contracts in USD were redeemed and converted on a current basis during the year which as increased liquidity. Altogether, these measures have reinforced cash assets by about SEK 90.3 million.

Equity amounted to SEK 531.3 million (466.2).

The equity-assets ratio amounted to 45 (44) per cent.

Interest-bearing liabilities amounted to SEK 218.8 million (199.9). Borrowing is conducted entirely in foreign currencies and mainly concerns the investment in the Erwin facility as well as the acquisition of SINA Industrieservice and IFM, Industrieanlagen Fritz & Marx. During the year, loans were raised for the acquisition of IFM. The change for the year includes a foreign exchange effect from the translation of the debt to SEK which reduces the debt by SEK 17.3 million. The change does not have any impact on results.

Future expenses for the management of spent nuclear fuel from the R2 reactor are reported as non-interest-bearing provisions. The provisions amounted to SEK 69.5 million (66.1). The provision is calculated as the present value of future payments for the management of spent nuclear fuel.

Cash Flow

Cash flow from operating activities before working capital changes improved by SEK 77.1 million to SEK 129.6 million. The change in working capital amounted to SEK 28.5 million. The cash flow generated from operations after investments amounted to SEK 38.5 million (-47.3).

Personnel

The average number of employees during the period amounted to 1,313 (1,128). The increase is mainly attributable to the acquisition of IFM.

Parent Company

The operations of the parent company comprise co-ordinating activities for the Group and the assets mainly consist of shares in subsidiaries. Net sales for the parent company amounted during the fourth quarter to SEK 0.2 million (3.2), and during the period of January to December, to SEK 3.0 million (11.6). Operating profit amounted to SEK -31.4 million (-29.6). The decrease in net sales is attributable to the transfer of an internal group service operation to Studsvik Partner AB from April 1. Parent company investments amounted to SEK 1.2 million (95.8). Liquid assets amounted to SEK 201.5 million (64.2) and interest-bearing liabilities to SEK 76.7 million (92.9).

The Studsvik Share

During 2003, 2.9 million shares were traded, which is a turnover of 50 per cent, excluding the shares held by Euroventures Nordica II B.V. The maximum price paid for a share was SEK 101.00 and the minimum, SEK 44.00. The opening price at the beginning of the year was SEK 49.00 and the closing price at the end of the year was SEK 98.00.

Outlook

In general, the favorable market conditions are expected to continue in 2004. However, there will be fewer and shorter refueling and maintenance outages in the German and Swedish nuclear industry. Nevertheless, on the whole, the Group is expected to report a profit for 2004 that is on a par with 2003.

Dividends, General Meeting of Shareholders and Annual Report

The Board of Directors proposes to the general meeting of shareholders that no dividend should be distributed for financial year 2003. The general meeting will be held on April 22, 2004 at 16.00 (4 p.m.) at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm, Sweden. The annual report will be distributed and available at the corporate website from week 13, 2004.

Changed Accounting Policies

From 2003, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have had no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Oct-Dec 2003**	**Oct-Dec 2002**	**Full Year 2003**	**Full Year 2002**
Net sales [1)]	281.5	259.1	1,113.8	1,002.3
Cost of services sold	-205.9	-181.6	-842.5	-773.5
Gross profit	**75.6**	**77.5**	**271.3**	**228.8**
Selling expenses	-9.0	-11.7	-34.8	-40.5
Administrative expenses	-42.1	-32.3	-141.2	-139.5
Research and development costs	-14.4	-15.0	-42.1	-46.3
Other operating income [1)]	-5.8	-0.5	1.5	0.4
Other operating expenses	-0.4	-2.3	-0.6	-2.4
Result from participations in associated companies[1)]	5.0	0.7	7.3	2.3
Operating profit	**8,9**	**16.4**	**61.4**	**2.8**
Interest income and other similar profit/loss items	2.3	–	6.8	6.6
Interest expense and other similar profit/loss items	-5.0	-4.5	-15.9	-10.5
Profit after financial items	**6.2**	**11.9**	**52.3**	**-1.1**
Tax	-4.8	5.4	-20.4	-7.5
Profit for the period	**1.4**	**17.3**	**31.9**	**-8.6**
Earnings per share before dilution, SEK	0.17	2.13	3.93	-1.06
Earnings per share after dilution, SEK	0.17	2.13	3.88	-1.06

1) The sale of the associated company, MSI, was reported during the third quarter as other operating income, SEK 6.0 million. During the fourth quarter, income was reclassified whereby SEK 4.5 million was accounted for as a share in the profits of associated companies and SEK 1.5 million, as net sales.

Condensed Consolidated Balance Sheet Amounts in SEK million	**Full Year 2003**	**Full Year 2002**
Assets		
Goodwill	123.4	77.2
Other intangible fixed assets	9.8	11.5
Tangible fixed assets	475.5	598.6
Financial fixed assets	31.3	31.6
Inventories etc	16.8	9.5
Accounts receivable – trade	163.6	155.2
Other current receivables	62.1	57.6
Cash and bank balances	299.9	120.5
Total assets	**1,182.4**	**1,061.7**
Equity and liabilities		
Equity	531.3	466.2
Provisions	163.0	161.0
Long-term liabilities	223.1	189.0
Current liabilities	265.0	245.5
Total liabilities and equity	**1,182.4**	**1,061.7**
Contingent liabilities [1)]	**5.5**	**43.2**

Changes in equity Amounts in SEK million	**Full Year 2003**	**Full Year 2002**
Equity at the beginning of the period	466.2	551.6
Employee stock options	–	0.7
Net result for the period	31.9	-8.6
Change in translation differences [2)]	33.2	-77.5
Equity at the end of the period	531.3	466.2

1) The change concerns guarantees which have ceased to apply as a result of the verdict in the arbitration process against Metric Duke.

2) The change primarily concerns the translation differences arising in the consolidated accounts from the translation of an intragroup loan between Studsvik AB and the subsidiary, Studsvik, Inc.

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**Full Year 2003**	**Full Year 2002**
Operating activities		
Operating profit	61.4	2.8
Depreciation	95.3	95.6
Other non-cash items	-0.2	-37.6
	156.5	**60.8**
Financial items, net	-9.6	-3.9
Tax	-17.3	-4.4
Cash flow generated from operations before working capital changes	**129.6**	**52.5**
Working capital changes	28.5	-46.6
Cash flow from operating activities	**158.1**	**5.9**
Investing activities		
Investments	-119.6	-53.2
Other changes from investing activities	18.2	-2.0
Cash flow from investing activities	**-101.4**	**-55.2**
Financing activities		
Employee stock options	–	0.7
Change, borrowings	35.1	-85.8
Capital gains on conversion of forward contracts	90.3	–
Cash flow from financing activities	**125.4**	**-85.1**
Change in liquid assets	**182.1**	**-134.4**
Liquid assets at the beginning of the year	**120.5**	**258.0**
Translation difference, liquid assets	**-2.7**	**-3.1**
Liquid assets at the end of the period	**299.9**	**120.5**

Financial Ratios for the Group* Amounts in SEK million	**Full Year 2003**	**Full Year 2002**
Operating profit		
Operating profit before depreciation	156.7	98.4
Operating profit before amortization of goodwill	76.5	12.7
Margins		
Operating margin before depreciation, %	14.1	9.8
Operating margin before amortization of goodwill, %	6.9	1.3
Operating margin, %	5.5	0.3
Profit margin, %	4.7	neg
Profitability		
Return on operating capital, %	12.3	0.5
Return on capital employed, %	9.6	1.2
Return on equity, %	6.4	neg
Capital structure		
Total capital	1,182.4	1,061.7
Operating capital	450.4	545.8
Capital employed	750.4	666.3
Equity	531.3	466.2
Net interest-bearing debt	-81.1	79.4
Net debt-equity ratio (times)	-0.2	0.2
Interest cover	4.3	0.9
Equity-assets ratio, %	44.9	43.9
Cash flow		
Degree of self-financing (times)	1.3	0.1
Investments	119.6	53.2
Employees		
Average number of employees	1.313	1.128
Net sales per employee	0.8	0.9

* For definitions, see Studsvik's Annual Report 2002.

Data per share Amounts in SEK	Oct-Dec 2003	Oct-Dec 2002	Full Year 2003	Full Year 2002
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	8,114,211
Earnings per share before dilution	0.17	2.13	3.93	-1.06
Earnings per share after dilution	0.17	2.13	3.88	-1.06
Equity per share	65.48	57.45	65.48	57.45

Financial data per SBU, structure for 2003 Amounts in SEK million	Oct-Dec 2003	Oct-Dec 2002	Full Year 2003	Full Year 2002
Nuclear Technology				
Net sales	83.7	80.2	301.0	323.1
Op profit before amortization of goodwill	13.9	12.2	27.0	22.5
Operating profit	13.9	12.2	27.0	22.5
Investments	11.4	5.1	46.0	37.3
Average number of employees	232	222	230	223
Waste & Decommissioning				
Net sales	76.1	89.3	295.5	294.5
Op profit before amortization of goodwill	11.3	12.1	42.7	7.6
Operating profit	11.3	12.1	42.7	7.6
Investments	0.3	3.0	3.2	4.7
Average number of employees	82	54	81	54
Industrial Services				
Net sales	125.8	96.2	533.5	412.2
Op profit before amortization of goodwill	11.5	1.9	59.0	21.9
Operating result	6.4	-0.5	44.8	12.0
Investments	9.7	5.3	69.6	10.5
Average number of employees	974	865	960	820
Nuclear Medicine				
Net sales	3.8	5.6	21.5	20.0
Op result before amortization of goodwill	-3.7	-3.2	-11.9	-11.3
Operating result	-3.7	-3.2	-11.9	-11.3
Investments	–	–	–	0.1
Average number of employees	5	6	5	6
Net sales per geographical segment				
Sweden	92.0	69.9	344.3	305.9
Europe, excl Sweden	116.1	88.6	471.9	358.4
North America	65.2	89.0	262.5	276.8
Asia	7.2	7.4	30.0	55.2
Other markets	1.0	4.2	5.1	6.0
Total	**281.5**	**259.1**	**1,113.8**	**1,002.3**

Financial data per SBU, structure for 2004 Amounts in SEK million	**Full Year 2003**	**Full Year 2002**
Operational Efficiency and Safety		
Net sales	226.3	244.3
Operating profit	27.0	22.5
Operating income	2.9	3.5
Operating expenses	-8.6	-4.4
Tax for the year	-9.1	-4.7
Net profit for the year	**12.7**	**9.6**
Assets	309.8	371.7
Liabilities	207.8	263.4
Investments	45.1	32.9
Depreciation and amortization	-37.6	-36.6
Service and Maintenance		
Net sales	375.9	335.3
Operating profit	21.2	9.0
Operating income	1.0	4.0
Operating expenses	-5.9	-5.3
Tax for the year	-10.0	6.6
Net profit for the year	**6.4**	**15.2**
Assets	128.8	185.0
Liabilities	179.6	166.7
Investments	14.1	8.1
Depreciation and amortization	-16.3	-13.4
Waste Treatment		
Net sales	295.5	294.5
Operating profit	42.5	7.9
Operating income	2.4	0.7
Operating expenses	-18.5	-20.9
Tax for the year	-9.0	-8.2
Net profit for the year	**15.0**	**-23.1**
Assets	434.4	563.7
Liabilities	440.7	567.1
Investments	3.2	4.7
Depreciation and amortization	-30.7	-38.0

	Full Year 2003	Full Year 2002
Decommissioning		
Net sales	156.1	76.8
Operating profit	20.8	4.9
Operating income	0.1	–
Operating expenses	-0.2	–
Tax for the year	-1.8	–
Net profit for the year	**16.1**	**2,2**
Assets	165.6	34.7
Liabilities	74.0	17.6
Investments	56.0	2.4
Depreciation and amortization	-8.6	-4.5
Irradiation Services		
Net sales	74.9	75.0
Operating profit	0.1	0.2
Operating income	–	–
Operating expenses	–	–
Tax for the year	-0.1	-0.1
Net profit for the year	**0.1**	**0.1**
Assets	40.0	38.9
Liabilities	39.9	38.7
Investments	0.9	0.8
Depreciation and amortization	-1.5	-1.2
Nuclear Medicine		
Net sales	1.2	2.1
Operating profit	-12.1	-11.5
Operating income	–	–
Operating expenses	-0.5	-0.2
Tax for the year	3.5	3.3
Net profit for the year	**-9.0**	**-8.4**
Assets	16,0	12.6
Liabilities	15.9	12.5
Investments	–	0.1
Depreciation and amortization	–	–

Forthcoming Financial Information

Interim report, January-March 2004	April 22, 2004
Interim report, January-June 2004	August 17, 2004
Interim report, January-September 2004	October 27, 2004

Nyköping, February 23, 2004

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer, +46 155 22 10 26 or +46 709 67 70 26 (cell phone) or Jerry Ericsson, Chief Financial Officer, +46 155 22 10 32 or +46 709 67 70 32 (cell phone).

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.

Datum – Date

March 25, 2004

Positive Results from BNCT Study

The results of the first clinical Phase 2 study show that Studsvik's BNCT method for the treatment of fast-growing malignant tumors is at least as effective as conventional radiation therapy. At the same time, healthy brain tissue is subjected to a considerably lower radiation dose. In principle, this means that the treatment can be repeated, which is normally not the case with conventional radiation therapy. The protocol of the Phase 2 study comprised 30 patients.

Work is underway to refine the method. The aim is to provide BNCT to all patients with fast-growing malignant brain tumors as an alternative to conventional therapy.

"The Phase 2 study has shown that BNCT is as good as conventional therapy. This is very good result for a first trial," says Sten-Åke Lindahl, Oncologist in Karlstad, Sweden and co-author of the study.

"BNCT has two very important advantages. One, is that the treatment time is considerably shorter than conventional therapy. A second advantage is that BNCT is an important therapy to evaluate when the patient needs to undergo a second round of radiation therapy in the event of tumor re-growth. It is this application that the Studsvik project is now working on refining," explains Bo Nordenskjöld, Professor of Oncology and member of Studsvik Medical's Board of Directors.

What is BNCT?

Together with the health care services, Studsvik is developing an alternative treatment modality, BNCT, Boron Neutron Capture Therapy. The aim of BNCt is to extend the survival time of patients suffering from brain tumors and to improve their quality of life. Operations are conducted at one of the Studsvik Group's two reactors at the Studsvik site in Nyköping, where a complete treatment clinic has been established.

During BNCT, the boron-10 isotope is delivered to the cancer tissue. The tumor is then irradiated with neutrons from the reactor. This causes a chain reaction where the boron nucleus releases energy locally in the cancer cell, destroying the cell and thereby halting cell proliferation.

If a sufficient quantity of cancer cells are destroyed, the growth of the cancer can be stopped.

BNCT is short compared to conventional radiation therapy. BNCT lasts a total of 3 days, with a single 30-minute radiation session on Day 2. The patient experiences limited side-effects from the treatment. Conventional therapy takes 6 weeks with about 30 radiation sessions.

Studsvik AB (publ)

For further information, contact:

Sten-Åke Lindahl, Oncologist, tel: +46 54 61 54 15

Bo Nordenskjöld, Professor of Oncology and member of Studsvik Medical's Board of Directors, tel: +46 13 22 20 12

Kurt Sköld, President, Studsvik Medical, tel: +46 709 67 71 02

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.

Datum – Date

March 19, 2004

Studsvik signs a 3-year contract for the treatment of low-pressure turbines at Forsmark

In co-operation with Kraftdragarna AB, Västerås, Studsvik has signed a contract with Forsmarks Kraftgrupp AB for the treatment of contaminated material from low-pressure turbines that will be replaced in all three units, equivalent to about 1,600 tonnes of scrap metal. In 2004 over 1,000 tonnes is expected to be transported to Studsvik for treatment and the remainder in 2005 and 2006.

The contract runs for three years with a total order value of just under SEK 40 million. Studsvik's share of the order is just over SEK 28 million. The agreement also includes options to extend the order by a further 600 tonnes. Kraftdragarna AB is responsible for co-ordination and transportation of the heavy components.

"This is a milestone in our efforts to offer the global nuclear market a concept for the handling of large components. With the help of Studsvik's technology in principle all material can be recycled instead of deposited as waste, which means both an environmental contribution and a financially attractive alternative for our customers. The size of this single order of over 1,000 tonnes for 2004 can be compared with the fact that in 2003 a total of about 1,200 tonnes of scrap metal was treated", says Leif Andersson, President of Studsvik RadWaste.

The international market for the handling and treatment of low and intermediate-level waste is growing. The prime reason is that nuclear power plant owners are investing in order to extend the operating lifetimes of the plants and this is resulting in growing quantities of waste. Furthermore, large quantities of scrap metal are being generated and need to be handled safely in connection with the decommissioning of the nuclear power plants that have now reached an age where it is no longer profitable to operate them.

Studsvik AB (publ)

For further information please contact:
Leif Andersson, President Studsvik RadWaste, telephone +46 155 22 15 55

See also www.studsvik.se

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business units (SBU) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.